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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.

This Form 6-K consists of the following exhibits attached hereto:

1.      Press release dated January 5, 2010, Relating to Yucheng and NTT DATA Establish E-Banking ASP Joint Venture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: January 5, 2010	By:	/s/ Steve Dai
	Name:	Steve Dai
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1.	Press release dated January 5, 2010, Relating to Yucheng and NTT DATA Establish E-Banking ASP Joint Venture

Yucheng and NTT DATA Establish E-Banking ASP Joint Venture

BEIJING and TOKYO, January 5, 2010 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions to China's banking industry, today announced a joint venture with NTT DATA CORPORATION, a leading provider of IT services and solutions in Japan, that will rapidly develop Yucheng’s E-Banking ASP into an unparalleled leader in hosted e-banking for China.

The joint venture expands the scope of the E-Banking ASP and allows it to grow more rapidly than Yucheng’s resources and expertise alone permitted.  The platform will continue to maximize economies of scale by providing limited customization; however, the forecasted increase in clients and significant capital investments necessary to support the platform will result in a 2012 breakeven target.

The E-Banking ASP target market includes hundreds of small to medium-sized banks in China.  Navigating the operational complexity of serving this market is where NTT DATA’s core competency in hosted IT systems will add value to the joint venture.  NTT DATA will contribute to the joint venture with its experiences from its ANSER Unit Operation Center and Core Operating System Data Center, as well as experience operating outsourced platforms.

Yucheng will contribute its E-Banking ASP technology, existing client base and local market expertise.  In 2009, Yucheng firmly established the market for the E-Banking ASP, which focuses on the specific needs of Rural Credit Unions and smaller City Commercial Banks in China.  Under Yucheng’s stewardship, the E-Banking ASP effectively grew the number of contracts by 275% compared to the previous year.  Yucheng’s strong reputation and deep understanding of the Chinese banking industry will ensure that the joint venture continues to utilize local best practices in developing and marketing the E-Banking ASP.

After the official launch of the joint venture on January 19, 2010, NTT DATA will hold a controlling interest of 51% in the joint venture and Yucheng will hold the minority interest of 49%.  To ensure continuity until appropriate appointments are made, Yucheng’s COO, Shuo Zeng, will act as interim CEO.

Mr. Toshio Iwamoto, Senior Executive Vice President of NTT DATA CORPORATION, stated, “NTT DATA has been interested in expanding into the Chinese financial services industry for some time; however, we understand the value of local expertise when entering a new country.  When the opportunity arose to collaborate with Yucheng, we knew this would be a winning combination.”

Mr. Weidong Hong, CEO and Chairman of Yucheng Technologies, stated, “NTT DATA is globally renowned for its caliber of outsourced solutions, which will be a true asset as the E-Banking ASP continues to grow and serve a rapidly expanding client base.”

About NTT DATA CORPORATION

NTT DATA CORPORATION has been one of the leading providers of IT services and solutions in Japan. Offerings include consulting, systems integration and IT outsourcing, for major financial, public administration and enterprise sectors. NTT DATA Group rapidly expands its business overseas providing high quality IT solutions and consulting services to customers worldwide. NTT DATA Group has established global support network that covers 71 cities in 24 countries worldwide. More information about NTT DATA CORPORATION is available at www.nttdata.co.jp/en/.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has approximately 2,200 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

For Further Information

Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements are statements that are not historical facts.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words.  Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission.  The information set forth herein should be read in light of such risks.  Yucheng assumes no obligation to update the information contained in this press release.